SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated January 5, 2015

Press Release dated January 20, 2015

Press Release dated January 27, 2015

Press Release dated January 27, 2015

Press Release dated January 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: January 31, 2015

Eni starts production at Nené Marine Field, offshore Congo

The result was achieved just eight months after obtaining the production permit

San Donato Milanese (Milan), January 5, 2015 - Eni has started production from Nené Marine field, offshore Congo, just eight months after obtaining the production permit and 16 months following the exploration discovery. The field is located in Marine XII Block, approximately 17 km from the coast.
The start of production reflects another important success for Eni in Congo, a few days after the announcement of the excellent results of the test of Minsala Marine 1 well, also located in Marine XII Block.
The Nené Marine field, located at a water depth of 28 meters and close to existing plants, produces from Djeno pre-salt formation 2.5 km below the ground level.
The complete development of the field will take place in several stages and will include the installation of production platforms and the drilling of over 30 wells, with a plateau of over 140,000 barrels of oil equivalent per day (boe/d).
The production of the first phase is 7,500 boe/d. It is collected from a platform installed on the purpose and is subsequently sent for treatment on the Zatchi production platform, operated by Eni, via a subsea pipeline with a length of 17 km.
During the production test Nené Marine 3 well delivered in excess of 5,000 barrels of oil per day with a density of 36° API.
In recent years Eni has discovered approximately 3.5 billion barrels of oil equivalent of resources in the Congolese Marine XII Block, of which 1.5 billion are attributable to Nené Marine field, which offers new developments currently under further delineation activities. The last discovery of Eni in Congo was made just over a month ago through the Minsala Marine 1 exploration well, which spontaneously provided over 5,000 barrels of light oil with a density of 41° API.
Eni CEO Claudio Descalzi commented: "The startup of Nené Marine field achieved just eight months after obtaining the production permit is a great result for Eni, and confirms our strategy of rapid exploitation of exploration resources, thanks to the technical and planning capabilities of the company and the integration of exploration, operational and development efficiency".
Eni, through its own subsidiary Eni Congo SA, is operator of Marine XII with a 65% share stake. The other partners are New Age (25%) and Société Nationale des Pétroles du Congo (10%). Eni has been operating in Congo since 1968 and currently produces approximately 110,000 barrels of oil per day of equity production. Eni has been present in Sub-Saharan Africa since the '60s and is currently involved in exploration and production projects in Angola, Congo, Ghana, Gabon, Mozambique, Nigeria, Democratic Republic of Congo, Kenya, Liberia and South Africa. Eni currently produces around 450,000 barrels of oil equivalent per day in Sub-Saharan Africa, thanks to successful and rapidly growing exploration activity.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

San Donato Milanese (Milan), January 20, 2015 - Eni's Board of Directors this morning approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 2 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by December 31, 2015.
The bonds will enable Eni to maintain a well-balanced financial structure in terms of short term and medium/long-term debt and average duration of the debt. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: fixed rate bond offering

San Donato Milanese (Milan), January 27, 2015 - Eni has mandated Barclays Bank Plc, Citigroup, Crédit Agricole CIB, J.P. Morgan and UniCredit as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 11 year bond offering under its existing Euro Medium Term Notes Programme.
The bond is to be issued within the framework of the Euro Medium Term Notes Programme and in accordance with the resolution adopted by Eni’s Board of Directors on January 20, 2015. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt.
The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.
Eni is rated A3 (outlook stable) by Moody’s and A (CreditWatch negative) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate bond

San Donato Milanese (Milan), January 27, 2015 - Eni successfully launched today a fixed rate bond issue for a notional amount of euro 1 billion.
The transaction was placed in the international Eurobond market. The bond has a 11 year maturity and pays a fixed annual coupon of 1.5%.
The re-offer price is 99.268%. The proceeds of the bond issue have a general purposes use.
The bond will be listed on the Luxembourg Stock Exchange.
The notes were bought by institutional investors mainly in France, Germany and Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Financial Calendar 2015

Dates for the review and announcement of 2015 financial results

San Donato Milanese (Milan), January 28, 2015 - Eni announces the dates for the publication of its 2015 financial results as approved by the Board of Directors and at the Shareholders’ Meeting:

Fourth quarter 2014 results and preliminary financial statements as at December 31, 2014 Dividend announcement for the 2014 financial year	Meeting of the Board of Directors	February 17, 2015
	Press release and conference call	February 18, 2015*
Consolidated financial statements as at December 31, 2014 and draft separate financial statements as at December 31, 2014 Dividend proposal for 2014	Meeting of the Board of Directors	March 12, 2015
	Press release	March 12, 2015
	Press release and strategy presentation	March 13, 2015
First quarter 2015 results	Meeting of the Board of Directors	April 28, 2015
	Press release and conference call	April 29, 2015*
Financial statements as at December 31, 2014	Shareholders’ Meeting	May 13, 2015 (single call)
	Press release	May 13, 2015

Second quarter 2015 results and interim financial report as at June 30, 2015 Interim dividend announcement for the financial year 2015	Meeting of the Board of Directors	July 29, 2015
	Press release and conference call	July 30, 2015*
Board resolution on 2015 interim dividend	Meeting of the Board of Directors	September 17, 2015
	Press release	September 17, 2015
Third quarter 2015 results	Meeting of the Board of Directors	October 28, 2015
	Press release and conference call	October 29, 2015*

* Press Release will be issued in the morning (non-trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The balance of the dividend for the 2014 financial year will be paid on May 20, 2015 (ex-dividend date: May 18, 2015; record date: May 19, 2015) and the interim dividend for the 2015 financial year will be paid on September 23, 2015 (ex-dividend date: September 21, 2015; record date: September 22, 2015).

The market will be notified of any amendments to the above calendar.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com